Ilan Katz Partner ilan.katz@dentons.com D +1 212-632-5556	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

October 20, 2023

Anuja A. Majmudar

Kevin Dougherty

Steve Lo

Shannon Buskirk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3010

Re:	Aurora Technology Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 22, 2023
File No. 333-271890

Ladies and Gentlemen:

By your letter dated October 12, 2023 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Amendment No. 2 to the Registration Statement on Form S-4, filed electronically via the EDGAR system on September 22, 2023 (as amended, the “Registration Statement”) by our client, Aurora Technology Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, ATAK Merger Sub Corp., a subsidiary of the Company (“ATAK Merger Sub”), and DIH Holding US, Inc. (“DIH”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) electronically via the EDGAR system. The changes made in Amendment No. 3 reflect the responses of the Company or DIH, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of Amendment No. 3 marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or DIH thereto, as applicable, and references in the responses to page numbers are to the marked version of Amendment No. 3. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 3.

The Company has asked us to convey the following as its responses to the Staff.

Summary Historical Financial Information of ATAK, page 37

1.	Expand your presentation to include both the three and six months ended June 30, 2023 and the comparative interim periods ended June 30, 2022 for ATAK.

Response: The Staff’s comment is noted. The Company has revised the disclosure on page 37 to expand the presentation to include the three and six months ended June 30, 2023 and the comparative interim periods ended June 30, 2022.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission October 20, 2023 Page 2	dentons.com

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 41

2.	Please revise the titles to the columns of the table on page 42 to correctly label the Historical periods and the Pro Forma Combined information.

Response: The Staff’s comment is noted. The Company has revised titles to the columns of the table on page 42 accordingly.

Risk Factors

Risks Related to the Business Combination

ATAK’s Articles were amended in July 2023 to remove the requirement that redemptions could not be made if it would result in ATAK...., page 63

3.

We note your response to our prior comment 9 and re-issue in part. You disclose that you believe you “can rely on another exclusion, which relates to our being listed on the Nasdaq Global Market.” Please identify the exemption that you are relying on in determining that the New DIH shares may not be at risk of being deemed a penny stock under Exchange Act Rule 3a51-1.

Response: For the information of the Staff, we are relying on the exemption provided by Rule 3a51-1(a)(2).

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission October 20, 2023 Page 3	dentons.com

Opinion of ATAK’s Company’s Financial Advisor

Discounted Cash Flow Analysis, page 102

4.

We note your response to our prior comment 7 and re-issue it in part. You disclose that the revenue growth and cash flow margins were determined “through multiple financial due diligence meetings held via teleconference, in discussing future possible expansion strategies, industry growth dynamics, and future margins of their business....” You further disclose that the revenue growth from 2026 through 2032 was based on several factors, including DIH’s 2025E revenue growth rate. Accordingly, please discuss how your revenue and cash flow margin estimates and assumptions from 2023-2025, and from 2026 to 2032 are consistent with DIH’s historical operating trends and identify the factors or contingencies that may affect such growth from ultimately materializing. For example, in its historical financial statements, DIH has experienced revenue growth year over year, but also a net loss and negative cash flow from operations. Please also clarify what consideration, if any, the ATAK Board gave to the speculative nature of the discounted cashflow analysis through 2032 and the projections through the same extended period.

Response: The Staff’s comment is noted. The requested information regarding the 2026E – 2032E projections has been added to the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 148

5.

We note you expect to pay Maxim $15.1 million in financial advisory fees in addition to the $8 million in underwriter fees. Clarify whether the amounts in adjustment (c) include the total financial advisory fees.

Response: The Staff’s comment is noted. The Company respectfully clarifies that the total payment to Maxim is $15.1 million which includes the payment of the deferred underwriting commission to Maxim as the underwriter of the ATAK IPO of $7.1 million, which is included in adjustment (b), and the payment of financial advisory fees of $8 million, which is included in adjustment (c).

If you have any questions, or if we may be of any assistance, please do not hesitate to contact Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Ilan Katz
Ilan Katz
Partner

cc:	Grant Levine
Dentons US LLP

cc:	Zachary Wang, Chief Executive Officer and Chairman
Aurora Technology Acquisition Corp.

Cc:	Mitchell S. Nussbaum, Esq.
Joan S. Guilfoyle, Esq.
Loeb & Loeb LLP

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners